July 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scienture Holdings, Inc. Withdrawal of Offering Statement on Form 1-A, filed September 25, 2024 File No. 024-12510

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all exhibits thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on September 25, 2024.

The Company is requesting to withdraw the Offering Statement as the Company has decided it is not in the best interests of the Company or its shareholders to continue with the proposed offering described in the Offering Statement at this time.

The Offering Statement has not been qualified by the Commission and no offering or sale of the securities that are the subject of the Offering Statement were made. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel, Kate Bechen, of Dykema Gossett PLLC at kbechen@dykema.com.

Sincerely,

By:	/s/ Narasimhan Mani
Name:	Narasimhan Mani
Title:	Co-Chief Executive Officer and President

cc: Kate Bechen, Esq.